VELOCE CAP FUND 1 LP

58 Main Street, 2nd Floor

Hackensack, NJ 07601

January 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Erin Purnell

Re:	Veloce Cap Fund 1 LP
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
CIK 0001886822

Dear Ms. Purnell:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Veloce Cap Fund 1 LP (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 11:30AM Eastern Daylight Time on January 24, 2022, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. The Company further acknowledges that:

•	Should the SEC or its staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We appreciate the SEC’s review and continued assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Tae Kim, Esq., counsel to the Company, at (949) 379-2600.

Sincerely,

/s/ Surfaraz Dinani

Surfaraz Dinani

Chief Executive Officer

Veloce Consulting, Inc.